19003296

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-13987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Voya Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Walnut Street, Suite 1000
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren — 860-580-1798 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD NW, SUITE 1000	ATLANTA	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voya Financial Advisors, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

My Commission Exp. Oct. 31, 2021

Notary Public

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Voya Financial Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Voya Financial Advisors, Inc. (the Company) as of December 31, 2018, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young

We have served as the Company's auditor since 2001.
Atlanta, GA
February 26, 2019

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	77,329,004
Securities owned, at fair value		1,445,605
Commissions and concessions receivable		13,691,756
Accounts receivable, net of allowance of $609,284		7,860,235
Prepaid expenses		2,379,480
Receivable from affiliates		5,077,616
Notes receivable, net of allowance of $803,251		7,124,473
Intangibles, net of accumulated amortization of $4,410,519		551,315
Deferred tax asset, net of valuation allowance of $1,574,478		14,232,666
Deferred compensation plan investment		35,514,416
Other assets		8,529,572
Total assets	$	173,736,138
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	11,026
Commissions and concessions payable		17,701,762
Accounts payable and other accrued liabilities		5,330,798
Payable to affiliates, including $1,865,330 payable under tax sharing agreement		9,418,322
Deferred compensation plans accrued liabilities		37,697,555
Other liabilities		2,107,734
Total liabilities		72,267,197
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 issued and outstanding)		15,000
Additional paid-in capital		88,215,176
Retained earnings		13,238,765
Total stockholder's equity		101,468,941
Total liabilities and stockholder's equity	$	173,736,138

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Advisors, Inc. (the "Company") is an indirect, wholly-owned subsidiary of Voya Holdings Inc. ("Parent"), and ultimately of Voya Financial, Inc. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as a Registered Investment Adviser pursuant to the Investment Adviser's Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at fair value.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below.

Each forgivable note contains a provision for forgiveness of principal and accrued interest based on the registered representative maintaining their securities registration with the Company. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as commissions expense over the contractual term of the notes if the forgivable criteria is met. Notes receivable relating to these loan agreements in the amount of $7,554,704 is reported in Notes receivable on the Statement of Financial Condition.

The payback notes are payable by registered representatives to the broker-dealer and are due at various maturity dates. Notes receivable relating to these loan agreements in the amount of $373,020 is reported at December 31, 2018 within Notes receivable on the Statement of Financial Condition. Notes receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.
There was an $803,251 allowance for bad debt relating to these loan agreements as of December 31, 2018.

Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform made broad changes to U.S. federal tax law, including, but not limited to (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) changing the computations of the dividends received deduction; and (3) eliminating the net operating loss ("NOL") carryback and limiting the NOL carryforward deduction to 80% of taxable income for losses arising in taxable years beginning after December 31, 2017.

The SEC staff issued Staff Accounting Bulletin No. 118 ("SAB 118") to address situations where a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting under ASC Topic 740 for certain income tax effects of Tax Reform for the reporting period of enactment. SAB 118 allowed the Company to provide a provisional estimate of the impacts of Tax Reform during a measurement period similar to the measurement period used when accounting for business combinations. Adjustments to the provisional estimate and additional impacts from Tax Reform were recorded during the measurement period as provided for in SAB 118.

In reliance on SAB 118, the Company provisionally remeasured its deferred tax assets and liabilities based on the 21% tax rate at which they are expected to reverse in the future. In 2018, we finalized the impact of Tax Reform and did not incur any additional income tax expense related to Tax Reform.

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/ from Voya Financial, Inc. for the current year, (b) the deferred income tax liabilities and assets for items recognized differently in its Financial Statements from amounts shown on its income tax returns and (c) the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a periodic basis. The Company will continue to evaluate its judgments and estimates as regulatory and business factors change.

Items required by tax regulations to be included in the tax return may differ from the items reflected in the financial statements. As a result, the effective tax rate reflected in the financial statements may be different than the actual rate applied on the tax return. Some of these differences are permanent, such as the dividends received deduction which is

estimated using information from the prior period and current year results. Other differences are temporary, reversing over time, such as federal and state net operating losses and temporary differences, and create deferred tax assets and liabilities.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature, frequency and severity of book income or losses in recent years;
- The nature and character of the deferred tax assets and liabilities;
- The recent cumulative book income (loss) position after adjustment for permanent differences;
- Taxable income in prior carryback years;
- Projected future taxable income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused; and
- Tax rules that would impact the utilization of the deferred tax assets.

After considering all positive and negative evidence, the Company released a valuation allowance of $14,200,068 on its deferred tax assets based on several factors including, but not limited to:

- The company has cumulative three year book income; and
- Continued sustainable operating profits within the Company's primary operations.

The Company has not released the valuation allowance on deferred tax assets relating to the unitary state net operating losses and temporary differences.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized in the Financial Statements. Tax positions that meet this standard are recognized in the Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Securities Sold, Not yet Purchased

Securities sold, not yet purchased, are recorded at fair value. Fair value is generally determined by quoted prices on national exchanges. If listed market prices are not available, fair value is determined based on relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions earned but not yet received on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect the compensation to be paid to agents for products sold and advisory services.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Investment Advisory Fees and Services
The Company provides investment advisory services on a daily basis. For advisory services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

Commissions, and Revenue from the Sales of Investment Company Shares
Commissions, and revenue from the sale of investment company shares represents revenue earned by the Company upon transactions in non-investment company shares, or the sale of an investment company share or insurance product. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Fee Revenue
Fee Revenue represents revenue earned from various sponsors whereby the Company provides marketing services to promote the sale of sponsor's products to its customers. The Company provides these services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable.

Receivables of $13,688,912, $4,644,939, and $3,431,880 are included in Commissions and concessions, Receivables from affiliates, and Accounts receivable, respectively, on the Statement of Financial Condition.

Contract Costs Associated with Certain Contracts

Contract cost assets represent costs incurred to obtain or fulfill a contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers variable compensation paid to the Company's registered representatives as a result of obtaining certain contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company

periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Statement of Financial Condition.

As of December 31, 2018, contract cost assets were $8,387,467. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically is 5 years. This method is consistent with the transfer of services to which the assets relate. There was no impairment loss in relation to the contract costs capitalized.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Adoption of New Pronouncements

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. ASU 2014-09 also updated the accounting for certain costs associated with obtaining and fulfilling contracts with customer and requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In addition, the FASB issued various amendments during 2016 to clarify the provisions and implementation guidance of ASU 2014-09. Revenue recognition for financial instruments is explicitly scoped out of the guidance. The Company adopted the provisions of ASU 2014-09 on January 1, 2018, using the modified retrospective approach. The adoption had no impact on revenue recognition. However, the adoption resulted in an $10,015,363 increase in Other assets to capitalize costs to obtain and fulfill certain contracts. This adjustment was offset by a related $2,103,226 decrease in Deferred tax asset, resulting in a net $7,912,137 increase to Retained earnings on the Statement of Financial Condition. In addition, disclosures have been updated to reflect accounting policy changes made as a result of the implementation of ASU 2014-09.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be no impact to income tax expense (benefit). Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya

Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2018 are as follows:

Deferred tax assets:		
Federal Loss Carryforwards	$	4,800,549
Compensation and benefits		8,707,009
State deferred tax assets		2,099,935
Investments		344,927
Total gross assets before valuation allowance		15,952,420
Less: tax valuation allowance		1,574,478
Deferred tax asset, net of valuation allowance	$	14,377,942
Deferred tax liability:		
Other		145,276
Net deferred income tax asset (liability)	$	14,232,666

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that it is more likely than not that the benefit from unitary state net operating losses and temporary differences will not be realized. Accordingly, a valuation allowance of $1,574,478 has been provided on the deferred tax assets relating to the unitary state net operating losses and temporary differences.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

For the tax years 2016 through 2019, Voya Financial, Inc. participates in the IRS Compliance Assurance Process (CAP), which is a continuous audit program provided by the IRS. The IRS finalized the audit of Voya Financial, Inc. for the period ended December 31, 2016. Voya Financial, Inc. is under examination for the periods ended December 31, 2017 and December 31, 2018. For the period ended December 31, 2017, Voya Financial, Inc. expects the examination to be finalized within the next twelve months.

4. Related-Party Transactions

Operating expenses of the Company are incurred pursuant to an expense sharing agreement with affiliates.

Receivables and payables with Voya Financial, Inc. and affiliated entities are settled in cash on a regular basis.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

The Company entered into perpetual marketing allowance agreements on January 1, 2006 and April 1, 2017 with Voya Insurance and Annuity Company ("VIAC"), an affiliate of the Company through May 31, 2018. Under the agreements, the Company provided VIAC with the opportunity to market its products by participating in national conferences, sales

and annual meetings where VIAC was given the opportunity to educate and train the Company's registered representatives about VIAC products. To compensate the Company for providing these enhanced marketing and training opportunities, VIAC agreed to make payments to the Company based on product sales and assets. This agreement was terminated on June 1, 2018.

Effective January 1, 2012, the Company and Voya Investment Management LLC ("VIM"), an affiliate of the Company, entered into an agreement where VIM and/or its subsidiaries agree to pay the Company on average net assets invested in VIM Funds by the Company's clients.

Effective January 1, 2018, the Company entered into a selling agreement with Security Life of Denver Insurance Company ("SLD"), an affiliate of the Company. The Company agrees to provide SLD with opportunities to build relationships with and market to its registered representatives.

The Company's affiliate entered into a merger agreement (the Agreement) with Pen-Cal Administrators, Inc. (Pen-Cal) and other parties dated May 10, 2018. The Agreement requires the assignment from a shareholder of Pen-Cal to the Company of all corporate owned life insurance commissions and other amounts receivable by the shareholder of Pen-Cal.

The Company entered into perpetual marketing allowance agreements on June 1, 2018 with Voya Retirement Insurance and Annuity Company ("VRIAC"), an affiliate of the Company. Under the agreements, the Company provides VRIAC with the opportunity to market its products by participating in national conferences, sales and annual meetings where VRIAC is given the opportunity to educate and train the Company's registered representatives about VRIAC products. To compensate the Company for providing these enhanced marketing and training opportunities, VRIAC has agreed to make payments to the Company based on product sales and assets.

The Company sells variable life and annuity products and mutual funds issued by Voya Retirement Insurance and Annuity Company ("VRIAC"), ReliaStar Life Insurance Company ("RLIC"), SLD and VIAC (through May 31, 2018), affiliates of the Company. The Company further facilitates payment of commissions from VRIAC, VIAC (through May 31, 2018), SLD and RLIC directly to its registered representatives.

The Company distributes Voya mutual funds which are underwritten by Voya Investments Distributor, LLC, an affiliate of the Company.

The Company entered into an agreement with VIAC whereby the Company reimburses VIAC for certain services performed in connection with commission payments. This agreement was terminated on June 1, 2018.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had separate employee benefit plans in 2018 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are reported as Salaries and employee

benefits in the Statement of Operations. Additionally, the Company may, at its discretion, allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest based upon the actual rate of return on the underlying investment index choice. Such amounts are reported in Salaries and employee benefits in the Statements of Operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company purchased investments that mirror amounts and elections of the participants, of which $35,514,416 is included as a Deferred compensation plan investment on the Statement of Financial Condition and is carried at market value. The total of net participant deferrals, which is reflected within Deferred compensation plans accrued liabilities on the Statement of Financial Condition, was $37,697,555 as of December 31, 2018.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such requests include, for example, SEC and FINRA mutual fund share class enforcement initiatives, and VFA has received and currently is complying with such requests. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2018, the Company estimates the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, to be up to $20 million.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Bonds	124,185	38,114	—	162,299
Equities	8,900		—	8,900
REITS	179,032		—	179,032
Deferred compensation plan investment:				
Cash and money market funds	4,170,392	—	—	4,170,392
Mutual funds	31,344,024	—	—	31,344,024
Liabilities:				
Securities sold, not yet purchased				
Bonds	$ —	$ —	$ —	$ —
Equities	$ 11,026	$ —	$ —	$ 11,026

The Company assumed the ownership of certain REITS as a result of legal settlements. The REITS, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company.

REITS are comprised of several assets that are measured at fair value using NAV per share as a practical expedient and have not been classified in the fair value hierarchy. Business Development Corporation has a balance of $408,455, Phillips Edison II has a balance of $264,060, InvenTrust has a balance of $177,395, Steadfast Apartment has a balance of $162,836, Northstar has a balance of $55,685 and Hospitality Investors Trust has a balance of $26,944. Business Development Corporation provides financing solutions to a variety of industries. The remaining companies primarily invest in retail, residential, and healthcare real estate.

REIT positions held by the Company are excluded from the Company's net capital.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires

that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2018, the Company had net capital of $48,986,249, which was $48,736,249 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2018.